Exhibit 99.2

Hello Everyone,

My name is Zack Markase from the Operations team here at Masterworks.

Today we’re pleased to bring you xUxnxtxixtxlxexdx, by the remarkable artist, Laura Owens.

Owens is internationally celebrated for her large-scale paintings that oscillate between representation and abstraction.

Her market has a 26.2% Annual Record Price Growth rate based on data from selected sales occurring from November 2000 to June 2023, and her top auction record is currently $1.7 million based on a sale from November 16, 2017.

The Artwork is representative of Laura Owens’ fully abstract compositions inspired by Abstract Expressionism and Color Field Painting. Laura Owens draws inspiration from a range of styles, periods, and techniques throughout art history.

So why do we like this painting? Three reasons:

One: The artwork is a commercially desirable example by the artist, and sales of similar works have appreciated at an annualized rate of 19.1% since 2014.

Two: Between 2000 and 2022 the artist’s market saw an increase in overall liquidity with total auction sales turnover growing at an annualized rate of 28.2% during that time period.

Three: Auction records for artworks similar in scale, style, and period are led by Untitled (2012) which sold for $1.7M at Sotheby’s New York in November 2017, and is currently the artist’s highest auction record, and Untitled (2016), which sold for $1.5M at Sotheby’s New York in November 2021.

Thank you for joining us, and we look forward to bringing you this thought provoking work by Laura Owens.